Exhibit 99.1

Naked Brand Group Limited Reports Full Year Fiscal 2019 Financial Results

Company Deploys New Targeted Growth Initiatives Following Strategic Recapitalization and Planned Return to Operational Profitability Second half of Fiscal 2020

SYDNEY - June 14, 2019 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has reported its full year fiscal 2019 financial results for the twelve months ended January 31, 2019.

Key Full Year Fiscal 2019 Financial Highlights:

●	Net sales for the full year fiscal 2019 decreased by 14.8% to NZD$111.9 million, or USD$77.4 million, compared to NZD$131.4 million, or USD$90.9 million, for the full year fiscal 2018.

●	Gross profit margin as a percentage of revenue increased to 33.5% for the full year fiscal 2019, as compared to approximately 33.3% for the full year fiscal 2018.

●	Operating expenses totaled NZD$87.9 million, or USD$60.7 million, for the full year fiscal 2019, compared to NZD$81.5 million, or USD$56.2 million, for the full year fiscal 2018.

●	Net loss totaled NZD$49.2 million, or USD$34.0 million, for the full year fiscal 2019, or (NZD$2.01), or (USD$1.39), per basic and diluted share, compared to a net loss of NZD$37.5 million, or USD$25.8 million, for the full year fiscal 2018, or (NZD$1.79), or (USD$1.24), per basic and diluted share.

●	EBITDA loss totaled NZD$25.6 million, or USD$17.7 million, for the full year fiscal 2019 compared to the full year fiscal 2018 of adjusted EBITDA loss of NZD$24.1 million or USD$16.6 million.

●	Taking into account the reduced revenue, the EBITDA loss in fiscal 2019 represents improved performance when compared to fiscal 2018. As noted above, net sales have decreased by 14.8%, yet EBITDA decreased by only 5.9%.

Key Full Year Fiscal 2019 and Subsequent Operational Highlights:

●	Appointed Anna Johnson as Chief Executive Officer, an industry veteran with a proven track record of restructuring and transforming established businesses.

●	Appointed David Anderson, 20-year consumer goods financial executive, as chief financial officer.

●	Conducted global strategic review and effectuated plan to realize an anticipated $6.5 million in annual cost savings, and initiate targeted marketing campaigns.

●	Completed $3.9 million strategic financing and $5.4 million debt restructuring transaction in March 2019 with investors and key manufacturing partners to fortify balance sheet and realize new supply chain cost savings.

●	Completed acquisition of Fredericks of Hollywood Online Corp to control FOH’s exclusive license with the brand owner, Authentic Brands Group, which extends to 2020 with a further 10 renewal options of 5 years each.

●	Announced agreement with CVS Health and launched Heidi Klum’s Intimates Solutions line to be featured in over 4,000 CVS locations across the United States.

●	Launched diffusion program nationwide with Costco Wholesale Australia to integrate Bendon’s best-selling brief design.

●	Completed merger between Naked Brand Group and Bendon Limited creating a global leader in intimate apparel and swimwear.

Management Commentary

“Fiscal 2019 was a year of foundation building, setting the stage for continued revenue growth in fiscal 2020 and beyond,” said Anna Johnson, Chief Executive Officer of Naked Brand Group. “We have notably strengthened our balance sheet while expanding our eCommerce initiatives and laying the groundwork for a more robust presence in highly trafficked retail stores, whether that be our corporate stores or those of our partners, such as CVS or Costco.

“After conducting a thorough global strategic review, we completed our global operational transformation with an intent to drastically reduce operating expenses, exited unprofitable channels and consolidated our eCommerce presence and logistics supply chains. As a result, we have emerged a much leaner organization – I anticipate cost savings from these efforts to reach $6.5 million annually. We will leverage our iconic suite of globally recognized brands to resume our growth trajectory in FY2020 and beyond, primarily driven by our robust direct to consumer business as well as key wholesale accounts. Based on current trends, I believe we are well positioned to reach cash flow breakeven in the second half of Fiscal 2020.

“Of note, we recently appointed 20-year consumer goods financial executive David Anderson as chief financial officer, who will augment our push surrounding Naked’s strategic new direction. In addition, we are exploring all strategic options to generate liquidity from certain business segments or brands within our portfolio to further strengthen our balance sheet and drive continued growth,” continued Johnson.

“Our fiscal 2019 was impacted by several items which we do not believe will be recurring, such as stock supply issues related to our liquidity prior to us strengthening our balance sheet, one-time costs related to the U.S. listing process and Bendon’s merger with Naked. The company is entering an exciting, transformative period in its history as it transitions from a wholesale model to a higher-margin direct to consumer model.

“On the marketing front, after thorough market research, we’ve developed a full suite of new marketing content and campaigns targeting both new and existing customers respectively from each brand. Our campaigns will be augmented with our 70 year history of supporting ‘EVERY BODY’ of our customers through product innovation, fit and heritage styles coupled with driving awareness and education on the health benefits of the correct support and bra fit of the women’s ever-changing body through life’s milestones.

“I am proud of what our team has accomplished since I joined the company – furthering our legacy as an iconic and trusted brand. As a thought leader in several markets, we believe we are well positioned to continue to gain market share and innovate within the intimate apparel and swimwear industry, enabling us to achieve our goal of cash flow breakeven in the second half of Fiscal 2020. I look forward to executing upon our corporate vision, realizing the significant potential facing our company today and creating long-term value for our shareholders,” concluded Johnson.

Full Year Fiscal 2019 Financial Results

Net sales for the full year fiscal 2019 totaled NZD$111.9 million, or USD$77.4 million, a decrease of 14.8% compared to NZD$131.4 million, or USD$90.9 million, for the full year fiscal 2018. Net Sales were impacted by a stock supply issue, the exit from the E.U and U.K. market and the Company’s decision to end certain wholesale relationships in the U.S. market.

Gross profit totaled approximately NZD$37.4 million, or USD$25.9 million, for the full year fiscal 2019 as compared to NZD$43.9 million, or USD$30.3 million, for the full year fiscal 2018. Gross profit margin as a percentage of revenue increased to 33.5% for the full year fiscal 2019, as compared to approximately 33.3% for the full year fiscal 2018. Gross margins were positively impacted by the shift from wholesale to a direct-to-consumer sales model.

Operating expenses totaled NZD$87.9 million, or USD$60.7 million, for the full year fiscal 2019, compared to NZD$81.5 million, or USD$56.2 million, for the full year fiscal 2018. The increase in operating expenses was primarily attributable to one-time costs related to the U.S. listing process and impairment expenses as a result of the aforementioned stock supply issue.

Net loss totaled NZD$49.2 million, or USD$34.0 million, for the full year fiscal 2019, or (NZD$2.01), or (USD$1.39), per basic and diluted share, compared to a net loss of NZD$37.5 million, or USD$25.8 million, for the full year fiscal 2018, or (NZD$1.79), or (USD$1.24), per basic and diluted share. The increase in net loss was a result of decreased gross profit and increased operating expenses.

EBITDA loss totaled NZD$25.6 million, or USD$17.7 million, for the full year fiscal 2019 from NZD$24.1 million, or USD$16.6 million, for the full year fiscal 2018. See below under the heading “Use of Non-GAAP Financial Information” for a discussion of EBITDA and a reconciliation of such measure to the most comparable measure calculated under U.S. generally accepted accounting principles (“IFRS”).

Cash and cash equivalents at January 31, 2019 totaled NZD$2.0 million, or USD$1.4 million, as compared to $10.7 million, or USD$7.4 million, at January 31, 2018. Subsequent to the closing of the full year fiscal 2019, the company completed a USD$3.9 million private placement and signed a definitive agreement for a USD$1.5 million strategic investment from TokenPay Swiss AG.

The New Zealand Dollar figures in this press release were converted to United States Dollar figures at an 0.69 exchange rate as of 01/31/19.

Further details about the Company’s results for the full year fiscal 2019 are available on Form 20-F, accessible in the investor relations section of the Company’s website at www.nakedbrands.com and through the U.S. Securities and Exchange Commission’s website here.

Company Corporate Overview Presentation

To review Naked Brand Group Limited’s Corporate Overview Presentation click here

Full Year Fiscal 2019 Financial Results Conference Call

Naked Brand Group Limited will host its financial results conference call on a soon to be announced date in June 2019. Management will discuss its financial results for the full year fiscal 2019 ended January 31, 2019 and provide a strategic business update with its newly appointed CEO Anna Johnson and CFO David Anderson.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 12 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim and Frederick’s of Hollywood. Naked Brand Group Limited products are available in 44 countries worldwide through 5500+ retail doors, a growing network of E-commerce sites and 60 company-owned Bendon retail and outlet stores in Australia and New Zealand. Brands are distributed through premier department stores, specialty stores, independent boutiques and third-party e-commerce sites globally, including Macy’s, Nordstrom, Saks Fifth Avenue, Harrods, Selfridges, Amazon and ASOS among others. For more information please visit www.nakedbrands.com.

Use of Non-GAAP Financial Information

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “EBITDA”.

EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to profit (loss) before income tax as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in EBITDA eliminates the non-cash impact. The intent of EBITDA is to provide additional useful information to investors. However, the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA differently.

A reconciliation of EBITDA to profit (loss) before income tax, the most directly comparable IFRS financial measure, is as follows:

	12 months ended January 2019 NZ$000	12 months ended January 2018 NZ$000
Segment EBITDA	(25,602)	(24,053)
Income tax (expense)/benefit	1,274	(60)
Impairment expense	(8,173)	(1,914)
Finance expense	(4,041)	(8,791)
Brand transition, restructure and transaction expenses	(10,075)	(3,272)
FX (losses) gains and other reconciling items	(2,603)	497
Total net loss after tax	(49,220)	(37,593)

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,” “believe,” “anticipate,” “could,” “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. Examples of forward-looking statements include, among other things, statements regarding future financial performance (such as statements regarding future cost savings and cash flow from operations), future growth in our business, trends in our industry, product innovation and operational expansion. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Joel Primus

Naked Brand Group Limited

joel@thenakedshop.com

Chris Tyson

MZ North America

chris.tyson@mzgroup.us
949-491-8235

Naked Brand Group Limited

Consolidated Balance Sheets

As at 31 January 2019, 31 January 2018 and 31 January 2017

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,962	10,739	2,644
Trade and other receivables	10,574	13,165	28,090
Inventories	21,120	31,113	37,751
Current tax receivable	354	-	52
Related party receivables	290	15,326	13,051
TOTAL CURRENT ASSETS	34,300	70,343	81,588
NON-CURRENT ASSETS
Property, plant and equipment	3,763	4,741	4,964
Deferred tax assets	692	-	-
Intangible assets	38,145	13,012	14,680
TOTAL NON-CURRENT ASSETS	42,600	17,753	19,644
TOTAL ASSETS	76,900	88,096	101,232

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	35,545	32,516	28,566
Borrowings	22,016	52,121	68,998
Derivative financial instruments	1,484	2,087	4,188
Derivative on Convertible Notes	-	1,110	4,112
Current tax liabilities	140	786	-
Related party payables	3,622	1,369	635
Provisions	921	1,106	1,528
TOTAL CURRENT LIABILITIES	63,728	91,095	108,027
NON-CURRENT LIABILITIES
Provisions	2,372	2,711	2,249
TOTAL NON-CURRENT LIABILITIES	2,372	2,711	2,249
TOTAL LIABILITIES	66,100	93,806	110,276
NET ASSETS/(LIABILITIES)	10,800	(5,710)	(9,044)

EQUITY
Share capital	134,183	68,727	27,948
Other reserves	(1,732)	(2,006)	(2,154)
Accumulated losses	(121,651)	(72,431)	(34,838)
TOTAL EQUITY	10,800	(5,710)	(9,044)

Naked Brand Group Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Revenue	111,920	131,388	96,284	151,000
Cost of goods sold	(74,480)	(87,459)	(57,144)	(83,525)
Gross profit	37,440	43,929	39,140	67,475
Brand management	(49,256)	(53,653)	(32,040)	(48,362)
Administrative expenses	(3,432)	(4,131)	(2,383)	(4,090)
Corporate expenses	(14,145)	(12,851)	(8,082)	(13,002)
Finance expense	(4,041)	(8,791)	(6,238)	(10,409)
Brand transition, restructure and transaction expenses	(10,075)	(3,272)	(1,321)	(2,232)
Impairment expense	(8,173)	(1,914)	(292)	(2,157)
Other foreign currency gains/(losses)	1,963	757	(3,306)	(2,423)
Fair value gain/(loss) on Convertible Notes derivative	(775)	2,393	(592)	-
Loss before income tax	(50,494)	(37,533)	(15,114)	(15,200)
Income tax (expense)/benefit	1,274	(60)	(865)	(5,546)
Loss for the period	(49,220)	(37,593)	(15,979)	(20,746)
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	274	148	(29)	31
Other comprehensive income/(loss) for the period, net of tax	274	148	(29)	31
Total comprehensive income/(loss) for the period	(48.946)	(37,445)	(16,008)	(20,715)
Total comprehensive income/(loss) attributable to:
Owners of Naked Brand Group Limited	(48,946)	(37,445)	(16,008)	(20,715)

	For the Year Ended 31 January 2019	For the Year Ended 31 January 2018	For the 7 Months Ended 31 January 2017	For the Year Ended 30 June 2016
Loss per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)	(1.65)	(1.79)	(0.82)	(1.13)
Diluted loss per share (NZ$)	(1.65)	(1.79)	(0.82)	(1.13)

A stock reorganization occurred on the 19th June 2018 upon completion of the merger between Naked Brands Inc. and Bendon Limited. As a result, the calculation of basic and diluted earnings per share for 2018, 2017 and 2016 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares